1. Name and Address of Reporting Person
   Wagner, Robert A.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 A             725         A      $0.0000                     D
                                   <F1>                                        <F1>
Common Stock                       12/31/2001 A             1319        A      $0.0000    7205             D
                                   <F2>                                        <F2>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $3.09    12/15/2000 A         5262        01/01/2002 12/14/2015 Common  5262     $0.0000    5262     D
(Right to buy)          <F3>                                                   Stock
Stock Options  $4                                                   12/12/2014 Common                      2698     D
(Right to buy)                                                                 Stock
Stock Options  $4.175                                               12/22/2013 Common                      1418     D
(Right to buy)                                                                 Stock
Stock Options  $17.69   01/02/2001 A         10250       07/02/2002 01/03/2011 Common  10250    $0.0000    10250    D
(Right to buy)                                           <F4>                  Stock
Stock Options  $20                                                  02/09/2009 Common                      18000    D
(Right to buy)                                                                 Stock
Stock Options  $20                                                  04/11/2009 Common                      22775    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Stock Awards made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at fair market values ranging from $19.34 to $22.82. per share. The information is presented as of 12/31/01.
<F2>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at values ranging from $16.35 to $20.37 per share. The information is presented as of 12/31/01.
<F3>
These options were granted pursuant to the Issuer's Deferred Compensation Program based on elections made in 2000 to defer income becoming payable in 2001. The options are exempt under Rule 16b-3. Since the number of shares subject to option could not be determined until 2001 compensation levels were determined, these options did not become reportable until 2001.
<F4>
The option vests in three equal annual installments beginning July 2, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Robert A. Wagner

DATE
02/13/2002